November 14, 2007
BY EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Attention:	Jay Mumford
Russell Mancuso, Branch Chief
Kevin Kuhar
Angela Crane

Re:	MAKO Surgical Corp.
Registration Statement on Form S-1
Filed September 19, 2007
File No. 333-146162
Ladies and Gentlemen:
     On behalf of MAKO Surgical Corp. (“Company”), this letter is in response to the Staff’s comment letter dated November 8, 2007 to Maurice R. Ferré, M.D., with respect to the above-referenced Registration Statement on Form S-1, as amended by Amendment No. 1 filed on October 3, 2007, and as amended by Amendment No. 2 filed on October 26, 2007 (the “Registration Statement”).
     In response to your letter, set forth below are the Staff’s comments in bolded italics followed by the Company’s responses to the Staff’s comments. Where indicated below, the Company has included changes to the disclosure in Amendment No. 3 to the Registration Statement, which the Company is filing contemporaneously with this response letter.
     We have sent to your attention on November 14, 2007, courtesy copies of this letter and Amendment No. 3 to the Registration Statement (excluding exhibits) blacklined to show changes against the Registration Statement.
General
1.	Please include your prospectus graphics with your Edgar filing.
The Company has included the prospectus graphics in the Edgar filing of Amendment No. 3 to the Registration Statement in response to the Staff’s comment.

Our Market, Page 2
2.	Please tell us how your disclosure reflects the statements in the material you provided in response to prior comment 6 that the study was “unable to confirm the validity of the estimates of unmet need.”
The Company has revised the disclosure on page 2 in response to the Staff’s comment.
3.	Given your response to prior comment 6 that you did not obtain the consent of your data sources, please tell us how you have ensured that the data you cite remains reliable.
The Company believes that the data sources cited in the Registration Statement are reputable sources that are commonly cited, referred to or relied upon by other companies and professionals in the medical device and related industries. Moreover, the Company reviewed reports and data sources other than the ones cited in the Registration Statement, and based on such review, the Company has no reason to believe that the market data provided in the Registration Statement is not reliable or reasonably current or is inconsistent with similar data that is provided in such other reports or sources. Therefore, the Company believes that the data it cites in the Registration Statement is reliable.
Use of Proceeds, page 36
4.	We note your response to prior comment 11; however, Regulation S-K Item 504 requires that you disclose the approximate amount intended to be used for each disclosed purpose. See instruction 7 to Item 504. Also, please address the last sentence of Item 504.
The Company respectfully advises the Staff that it has not made any determination as to the amount of proceeds to be allocated for any use other than the payment of $4.0 million to IBM, and does not expect to determine such allocations prior to the completion of this offering. At this time, the Company is unable to quantify with any reasonable certainty the amounts that it may expend for the other purposes disclosed in the Use of Proceeds section. The Company respectfully submits to the Staff that any estimates would be speculative and providing such speculation would not be helpful to investors. The Company also respectfully submits to the Staff that the Company has included a risk factor on page 35 relating to management having broad discretion in applying the use of proceeds.
Liquidity and Capital Resources, page 55
5.	Please refer to prior comment 17 and respond to the following:
•	Revise your discussion of liquidity to clearly disclose and quantify the amount of deferred revenue and deferred cost of revenue recorded at your most recent balance sheet date that relates to the HGS upgrades. In addition, please quantify the number of HGS units sold that are required to be upgraded to version 2.0. Specifically, we note on page 1 that you have installed four commercial systems and two research and development systems. Clarify if all six systems are subject to upgrade.

•	In this regard, we note in the sample contract provided that customers are obligated to pay a non-refundable deposit upon installation of the equipment and a non-refundable payment upon customer acceptance. Please quantify the amount of deposits and payments collected to date and tell us where they are recorded on your balance sheet.

•	To the extent possible, please revise to provide the reader with an estimate of the costs you expect to incur to provide upgrades to version 2.0. We note in your response that you anticipate “ultimately recognizing a positive margin on the sales of HGS units to date including the satisfaction of the remaining upgrades through the final deliverable of version 2.0 of HGS.” Please support this statement.

•	Please tell us more about your “technology obsolescence protection (TOP) program.”

•	We note that “no right of return exists on sales of HGS” if you are unable to complete and deliver version 2.0 of HGS. Please tell us and revise the filing to disclose, the consequence if you are unable to deliver version 2.0. Specifically, tell us whether the customer retains the HGS equipment and if you are required to refund the purchase price.
We may have additional comments after reviewing your response.
The Company has revised the disclosure on pages 56 and F-15 in response to the Staff’s comment to inform the reader that as of September 30, 2007, three Haptic Guidance System (HGS) customers are entitled to receive an upgrade to version 2.0 of the HGS at no additional charge, and one customer has the right to receive it at a discounted price. All of these customers’ rights to receive the HGS upgrades through version 2.0 are on a “when-and-if-available” basis. We are not obligated to provide upgrades for the two HGS units under consignment programs for clinical and technical feedback. For sales of HGS units to date, the costs to provide upgrades up to and including the delivery of HGS version 2.0 are estimated not to exceed $250,000 in total per customer HGS unit. We anticipate ultimately recognizing a positive margin on the sales to date of HGS units including the satisfaction of the remaining upgrades through the final deliverable of HGS version 2.0, which is anticipated to be in the first half of 2009, subject to regulatory clearances or approvals. To date, deferred revenue and deferred cost of revenue does not include any amounts related to providing upgrades and enhancements to the HGS units. If we are not able to deliver version 2.0 of the HGS, customers would retain the original HGS unit sold and we would not be obligated to refund the purchase price of the HGS unit.
In addition, the Company supplementally advises the Staff that payments and deposits of $1,190,000 have been received on sales to date of HGS units and are recorded as deferred revenue in the balance sheet. Payments and deposits on HGS unit sales not collected to date are also recorded as deferred revenue with an offset to accounts receivable. We created the Technology Obsolescence Protection (TOP) program in order to encourage hospitals to become early adopters of our Haptic Guidance System and MAKOplasty procedure. These early adopters are aware that our HGS is an early release of the product and will be enhanced through upgrades through HGS version 2.0. Accordingly, they expect to have a right to receive the upgrades through HGS version 2.0 for a reasonable incremental fee and in consideration of their early adoption of the technology.

Patents, page 77
6.	Given the disclosure provided in response to prior comment 23, please highlight in your prospectus summary that material patents are expiring. Also provide more specific information regarding the date of expiration.
The Company has revised the disclosure on pages 1 and 78 in response to the Staff’s comment to inform the reader that seven U.S. patents (and the related foreign patents), considered material to our intellectual property portfolio, will expire by the end of 2009.
Regulatory Requirements, page 79
7.	Please expand the disclosure provided in response to prior comment 24 to clarify the effect on your disclosed timetable if your “Special 510(k)” application is converted to a “Traditional 510(k)” application.
The Company has revised the disclosures on pages 3, 10, 11, 72 and 81 in response to the Staff’s comment to explain that on November 1, 2007, the FDA provided us with a Request for Additional Information letter in which the FDA, among other things, asked us to justify our use of the terms “haptic” and “robot” in the labeling of version 1.2 of our HGS. We further disclose that if the FDA ultimately requires the company to qualify the terms “haptic” and “robot” or refrain from using these terms, we would need to revise the proposed labeling for version 1.2 of our HGS, assess whether it is necessary to revise the promotional and labeling materials for our existing HGS products, and consider the use of modified language for our future products. If we are required by the FDA to qualify the terms “haptic” and “robot” or refrain from using these terms to label and market our current or future products, our ability to market and commercialize our products may be harmed. In addition, the Company has revised the disclosures on pages 10, 11, 72 and 81 to clarify that based on the current status of the Traditional 510(k) application, we hope to obtain FDA clearance for version 1.2 of our HGS in the first quarter of 2008, which may or may not include clearance to use the terms “haptic” and “robotic” or qualified versions of such terms.

Fraud and Abuse Laws, page 85
8.	We note your response to prior comments 26 and 27. If you base your conclusions regarding the legality of your activities on the terms of a third party’s deferred prosecution agreement, please make this clear in your disclosure and disclose any material risks of relying on such an agreement.
The Company respectfully submits that it does not base its conclusions regarding the legality of its activities on the terms of the orthopedic industry deferred prosecution agreements. Rather, the Company’s conclusion is based on the belief that payment to physicians of fair market value for products or services is lawful under the anti-kickback laws. If the Company is purchasing legitimate and needed items or services at fair market value, there is no impermissible purpose, and further no increment of remuneration left over that could be for the impermissible purpose of securing referrals. The Company believes that this conclusion finds support in the fact that the Department of Justice has recently applied this principle to authorize royalty payments in appropriate circumstances for inventors in the orthopedic industry deferred prosecution agreements, but the conclusion is not based on the deferred prosecution agreements.
9.	Please expand your response to prior comments 26 and 27 to address the programs mentioned in response 55.
The Company believes that the “joint marketing” programs it enters into with certain hospitals — to establish MAKOplasty Knee Centers of Excellence for the collection of clinical and financial data which support and educate surgeons and patients concerning the benefits of MAKOplasty — do not violate the anti-kickback laws because the “remuneration” furnished to the partner hospitals is in the form of invoiced discounts on the purchase of MAKO’s Haptic Guidance System. Discounts are a protected (permitted) form of remuneration under the anti-kickback laws and its implementing regulations. See 42 USC 1320a-7b(b)(3); 42 CFR 1001.952(h). In addition, even in instances where the value of product discounts may be combined with the speculative value of the Company’s offer to a MAKOplasty Knee Centers of Excellence partner of the exclusive right to purchase MAKO products in a particular region, the Company believes that the value it receives from the use of the partner’s personnel and facilities to furnish data on utilization of its products and to educate the physician and patient community will exceed the value derived by the partner from the combination of discounts and exclusive rights.
Compensation Discussion and Analysis, page 93
10.	Please revise your disclosure and your response to prior comment 31 to clarify whether you know the component companies in any of the surveys you cite.
The Company respectfully submits that it does not know the component companies that were surveyed by Radford Surveys and Consulting as the names of the component companies were not included in the report provided to the compensation committee by Radford. The Company accordingly has revised the disclosure on p. 96 in response to the Staff’s comment.
11.	We note the disclosure of issuance of stock options in August 2007 to your CEO on page F-38. Please tell us where you have discussed these option grants in this section.
The Company has revised the disclosure on page 100 and deleted the reference to such stock options from the Notes to Financial Statements in response to the Staff’s comment.

Perquisites and Other Benefits, page 98
12.	Please revise your disclosure provided in response to prior comment 36 that the loan forgiveness was “in recognition of . . . performance” to provide more specific information regarding what element of performance the loan forgiveness was intended to compensate and how the amount of the compensation was determined.
The Company has revised the disclosure on page 101 in response to the Staff’s comment to reflect that the board of directors recognized Dr. Ferré’s performance in leading the establishment of our initial MAKOplasty Knee Centers of Excellence and facilitating the performance of MAKOplasty procedures at those sites through the forgiveness of approximately $1.1 million of outstanding loans, including accrued interest, made by the Company to Dr. Ferré. The Company also revised the disclosure on page 101 to reflect that the board of directors recognized Mr. Abovitz’s research and development leadership with respect to versions 1.2 and 2.0 of our HGS through the foregiveness of approximately $25,000 of an outstanding loan made by the Company to Mr. Abovitz. The board of directors determined that the forgiveness of such loans were adequate compensation for extraordinary performance and in the best interests of the Company.
2006 Summary Compensation Table, page 100
13.	We note your response to prior comment 37 and comment 58. Please tell us how you determined the amount recognized for your CEO’s 2005 restricted stock grant under FAS 123R for the period covered by the table.
To determine the amount recognized for our CEO’s 2005 restricted stock grant under FAS 123R for the period covered by the 2006 Summary Compensation Table, we utilized the Black-Scholes-Merton model assuming a risk free interest rate of 0.0% (as the interest rate on the related promissory notes was greater than the risk free interest rate and the excess was not significant to the Black-Scholes-Merton valuation — risk free interest rate of 4.11% less the stated interest rate of 8% implicit in the promissory note), a volatility factor of 66.46%, dividend yield of zero and a 6.25 year estimated life. This compensation is the same as that recognized in the Company’s financial statements for 2006.
Termination and Change in Control Payments, page 106
14.	Please tell us the authority on which you rely to exclude the tax gross-ups from the table of post-termination compensation amounts.
Because the change of control payment for the CEO, assuming a December 31, 2006 termination event, would not be subject to an excise tax pursuant to sections 4999 and 280G of the Internal Revenue Code, the Company would not be required to make any tax gross-up payments pursuant to the terms of its employment agreement with the CEO. Accordingly, the Company has revised the disclosure on page 111 in response to the Staff’s comment.
Certain Relationships and Related Party Transactions, page 111
15.	We note your response to our prior comment 41. Please describe the equity ownership in Z-KAT by Mr. Dewey and your named executive officers.
The Company has revised the disclosure on page 113 in response to the Staff’s comment.

16.	Prior comment 42 sought disclosure in your prospectus. Please provide such disclosure.
The Company has revised the disclosure on page 113 in response to the Staff’s comment to inform the reader that the assets acquired by Z-KAT within two years prior to the transfer of such assets to MAKO had a carrying value of $392,000 and were acquired by Z-KAT for a purchase price of $430,000, the difference being depreciation.
17.	Regarding your response to prior comment 43:
Please clarify how you determined that the portion of royalties you agreed to pay was “ratable.”
Revise the penultimate paragraph of the “Z-KAT Transactions” section to replace the vague term “certain” with more meaningful disclosure needed for investors to evaluate the related-party transaction.
The Company has revised the disclosure on page 114 in response to the Staff’s comment to inform the reader of the following:
•	Because there has only been one licensee of the Z-KAT patent portfolio other than us, our ratable portion for the intellectual property fees, costs and royalties has been 50% since consummation of the Z-KAT license.

•	In March 2006, we entered into a three-party intellectual property licensing transaction among MAKO, Z-KAT and IBM. Pursuant to the transaction, we granted Z-KAT a perpetual, paid-up non-exclusive limited license to intellectual property licensed by us from third parties, for use outside the field of orthopedics, in exchange for Z-KAT’s grant to IBM of an irrevocable, paid-up non-exclusive limited license to Z-KAT’s intellectual property portfolio, for use in IBM’s field of information handling services. In consideration of its license from Z-KAT, IBM granted us a non-exclusive license to IBM’s intellectual property portfolio, for use by MAKO in the field of orthopedic surgery in combination with a robotic device.
18.	Regarding your response to prior comment 48, please relocate disclosure regarding transactions that are not with related parties to a more appropriate section of your document.
The Company has deleted the disclosure regarding “Consulting Agreements” in response to the Staff’s comment. The Company notes that information regarding these consulting agreements is included in the risk factor on page 30 relating to federal and state healthcare laws and regulations.

Z-KAT Transactions, page 103
19.	We note the reference to “subject to prior license grants.” Please disclose the extent of the prior license grants.
The Company has revised the disclosure on page 113 in response to the Staff’s comment to inform the reader that MAKO was granted a limited license to Z-KAT’s computer assisted surgery (“CAS”) and haptic robotic intellectual property portfolio for exclusive use in the field of orthopedics in combination with a robotic device. Z-KAT has previously granted a license to a third party to use Z-KAT’s CAS intellectual property portfolio, but not its haptic robotic intellectual property, in the field of orthopedics.
Financial Statements, page F-1
Statement of Redeemable Convertible Preferred Stock and Stockholder’s Deficits, page F-6
20.	We note on page F-9, that you issued one hundred shares of your common stock to Z-KAT in connection with your formation in November 2004. Please tell us how you have accounted for and presented the issuance of these common shares in your statement of stockholders’ equity.
The Company issued 100 shares of common stock to Z-KAT in connection with the formation of the Company. The Company accounted for the 100 shares by debiting cash for $100, crediting common stock for $0.10 and crediting additional paid-in-capital for $99.90. The 100 shares of common stock are included in the 4,272,000 shares of common stock in the line item titled “Issuance of common stock at formation and for asset contribution with Z-KAT” included in the Statement of Redeemable Convertible Preferred Stock and Stockholders’ Deficit.
The Company — Acquisition of Assets from Predecessor, page F-20
21.	Please refer to prior comment 56. We note that you revised the disclosure to state that Mako acquired “a portion” of Z-KAT’s assets. Please provide the organization structure for MAKO and Z-KAT both before and after the agreement. Clarify what assets, liabilities and licenses were transferred to MAKO and what remained with Z-KAT.
The assets transferred to MAKO under the Contribution Agreement in December 2004 represented less than 15% of Z-KAT’s total assets at that time. The transferred assets primarily consisted of inventory and equipment and did not include the transfer of intellectual property assets. Z-KAT retained ownership of the intellectual property and continued to utilize the related intellectual property rights in its retained CAS business. In addition, Z-KAT also retained inventory which it continued to sell for use in its retained CAS business. In connection with the Contribution Agreement, Z-KAT granted MAKO a limited exclusive license for the use of the intellectual property rights for computer assisted surgery and robotics in MAKO’s specific field of orthopedics.
Following Z-KAT’s sale of assets to a third party (as discussed in Note 4 to the financial statements — Predecessor Sale of Assets to Third Party), and immediately prior to the contribution transaction, Z-KAT had approximately 15 employees, including management, and MAKO had no employees. Subsequent to the contribution transaction, all of the Z-KAT employees, including management, transferred to MAKO and Z-KAT had no employees. For a period of time subsequent to the contribution transaction, MAKO’s employees provided limited business services to Z-KAT for the continuing operations of its retained CAS business.

22.	Please refer to prior comment 57. We note in your response that only a portion of Z-KAT’s assets were included under the contribution agreement. Please tell us how you concluded that all of the business operations of Z-KAT, Inc. and not just its “image-guided surgery and haptic robotic business” related to the orthopedic field represented the predecessor operations.
Z-KAT was formed in 1997 to develop and commercialize computer-assisted surgery (“CAS”) applications. Z-KAT purchased, developed and commercialized certain CAS intellectual property and technology assets and also purchased and developed, but did not commercialize, certain robotic intellectual property and technology assets. At the direction of its board of directors and shareholders, Z-KAT formed MAKO in November 2004, initially as a wholly owned subsidiary, to develop and commercialize unique applications combining CAS with robotics in the medical field of orthopedics.
In December 2004, pursuant to a contribution agreement between Z-KAT and MAKO, Z-KAT (1) transferred to MAKO (a) substantially all of Z-KAT’s tangible assets, primarily furniture, office equipment, and the majority of Z-KAT’s CAS technology assets, including inventory and other assets not required for Z-KAT’s retained business, and (b) all of its robotic technology inventory (collectively, the “Transferred Assets”), and (2) granted MAKO a limited perpetual, non-royalty bearing license (the “Z-KAT License”) to Z-KAT’s CAS intellectual property assets and Z-KAT’s robotic intellectual property assets for exclusive use in the field of orthopedics only when combined with a robotic device. The Z-KAT License was not assigned a value upon contribution. Z-KAT, through its retained business, continued the commercialization of its CAS technology and retained its right to use or license its CAS and robotics intellectual property portfolio outside of the field of orthopedics. The operating management team and all staff of Z-KAT transferred to MAKO in connection with its formation. Subsequent to and pursuant to the contribution agreement, MAKO employees have provided limited continuing commercial services to the retained business of Z-KAT.
The Z-KAT contributed tangible assets had a historical carrying value of approximately $652,000 (representing substantially all of Z-KAT’s tangible assets and less than 15% of the historical carrying value of Z-KAT’s total assets at that time). The contributed intellectual property rights were not assigned a value as they were limited specifically to Z-KAT’s CAS intellectual property and robotic intellectual property for use in the field of orthopedics and did not have a separate carrying value on the books of Z-KAT (i.e., they represent only a portion of the significant intellectual property rights held by Z-KAT). The remaining assets of Z-KAT were primarily composed of intellectual property, whether licensed or owned, that continued to be utilized or could be utilized in the future by Z-KAT in medical fields other than orthopedics.
In connection with the filing of its Registration Statement on Form S-1, the Company considered whether Z-KAT, or any portion of Z-KAT, represented its “predecessor”, as defined by Regulation C, Section 230.405. The Company considered the guidance included in the SEC Training Manual — Division of Corporation Finance, Topic One. Because (1) Z-KAT transferred substantially all of its tangible assets, granted MAKO necessary intellectual property rights related to Z-KAT’s CAS intellectual property and robotic intellectual property for use in the field of orthopedics, and transferred all of its employees, including management, from Z-KAT to MAKO, and (2) MAKO could not operate prior to the contribution of the Transferred Assets and the Z-KAT License, MAKO determined Z-KAT to be its predecessor.

In making this determination, MAKO considered whether there was any separately identifiable line of business of Z-KAT that would be more comparable to MAKO’s operations than Z-KAT in its entirety. Z-KAT utilized its intellectual property assets to develop and commercialize only CAS applications (without the use of robotics) in various surgical fields such as neurosurgery and orthopedics. Z-KAT had a small research project in robotics consisting of only two of its approximately twenty R&D employees but did not have a robotics business and never generated any revenue from robotics. Z-KAT’s CAS orthopedic business solely consisted of the operations associated with a strategic partnership which Z-KAT sold to the strategic partner in October 2004 prior to the formation of MAKO (as discussed in Note 4 to the financial statements — Predecessor Sale of Assets to Third Party). Under this strategic partnership, Z-KAT was responsible for the development of CAS products for the strategic partner in exchange for development revenues and a right to share in the revenues generated by the strategic partner for the sale of its CAS products. In connection with the sale of assets to the strategic partner, Z-KAT granted to the strategic partner an exclusive license to its CAS intellectual property rights for use in orthopedics only (specifically excluding Z-KAT’s robotic intellectual property rights and robotic technology assets). Therefore, and as explained in our response to your comment 19, the exclusive Z-KAT License granted to MAKO pursuant to the contribution agreement was subject to the prior license granted by Z-KAT to the strategic partner in connection with the asset sale. The Z-KAT License is limited to the use of the CAS intellectual property rights only in combination with robotic intellectual property rights (i.e., MAKO cannot use CAS intellectual property on a standalone basis) and only in the field of orthopedics. MAKO utilized the limited exclusive license it received from Z-KAT to combine CAS applications with robotics and commercialize products in robotics. It should also be noted that it took approximately two years for MAKO to commercialize CAS applications with robotics subsequent to the contribution agreement and, accordingly, MAKO did not have revenue in 2005 and had insignificant revenue recognized in 2006. Accordingly, as a result of acquiring substantially all of Z-KAT’s tangible assets, the necessary intellectual property rights previously discussed, and all of Z-KAT’s employees, MAKO concluded that the entirety of Z-KAT represented the best and most representative predecessor to present, although it does not believe that the operations are necessarily comparable and has segregated such predecessor results from the MAKO financial statements with a black line.
It should also be noted that Z-KAT maintained its financial records in a manner that would not likely permit any of its operations or lines of business to be separately carved out. Accordingly, any carve out and audit of a separately identifiable line of business of Z-KAT may not be possible and would require an inordinate effort and a significant expense (due to arbitrary allocations of costs and difficulty in locating and obtaining separate records) and, if even possible, would not necessarily provide a more meaningful historical comparison to MAKO’s operations than Z-KAT in its entirety.
Additionally, MAKO believes it would not be meaningful to present any other entity or line of business as the predecessor should the Staff conclude that Z-KAT in its entirety is not the appropriate predecessor to MAKO.
Management also has discussed this issue with Ernst & Young LLP, its independent registered public accounting firm, including representatives of the Ernst & Young National Office, and Ernst & Young concurs with MAKO’s presentation of its predecessor as included in the audited financial statements.

23.	Tell us whether following the December 2006 addendum to the contribution agreement you owned all of the assets and operations of Z-KAT.
Subsequent to the December 2006 addendum to the contribution agreement, MAKO did not own all of the assets and operations of Z-KAT. The Z-KAT assets transferred to MAKO under the addendum to the contribution agreement represented less than 10% of Z-KAT’s total assets at the time of the transaction. Subsequent to the addendum transaction, Z-KAT retained inventory that it continued to sell for use in its retained CAS business.
Note 4. Related Parties, page F-20
Acquisition of Assets From Predecessor, page F-20
24.	We note that at your formation and asset contribution from Z-KAT, you issued 4,270,000 shares of common stock, 1,998,744 shares of Series A preferred stock, and a warrant to purchase 577,084 shares of common stock to Z-KAT. It appears that you are allocating the entire carrying value of Z-KAT’s net assets of approximately $652,000 to the Series A preferred stock and are accreting the preferred stock to its redemption value. We also note on page F-36, that you valued the warrants at $99,000 and recorded these as a discount to the Series A preferred stock. Please explain your accounting in greater detail. Specifically, how you valued and recorded the formation and asset contribution and the accounting literature upon which you relied.
As included in our response to your prior comment 57 and as discussed in our response to your prior comment 21, MAKO was initially formed as a wholly-owned subsidiary of Z-KAT and only a portion of Z-KAT’s assets (less than 15% of total Z-KAT assets at that time) were transferred to MAKO under the Contribution Agreement. Therefore, a change in reporting entity was not deemed to have occurred and the accumulated deficit of Z-KAT was not carried forward to MAKO. The transfer of assets from Z-KAT to MAKO was accounted for using the carrying amounts of the assets at the date of transfer per SFAS No. 141, Business Combinations, paragraph D12, which states:
When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

Accordingly, the transaction was accounted for at the historical carrying value of the net assets transferred totaling approximately $652,000 and the approximately 4,272,000 shares of common stock were recorded at par value ($0.001) with the remainder of the ascribed value allocated to the 1,988,745 shares of Series A preferred stock and the warrants to purchase 577,085 shares of common stock (these warrants were included in the discounted value recorded for the Series A preferred stock and were not segregated) resulting in a discount to the potential redemption value of $1,346,000, which is being accreted over the period from the date of issuance to the redemption date. Please note that the warrants valued at $99,000 as discussed on F-38 were related to the warrants to purchase 825,000 shares of common stock and were issued to third parties in connection with their purchase of Series A preferred stock and did not include the warrants to purchase 577,085 shares of common stock issued to Z-KAT in connection with the contribution agreement. The following summarized the accounts impacted by the Contribution Agreement and the amounts recorded:

Inventory	$238,500
Equipment	$125,378
Prepaid expense and deposits	$28,583
Reimbursement of MAKO expense paid by Z-KAT	$264,150
Common Stock	$(4,272)
Redeemable Convertible Preferred Stock, Series A	$(652,339)
Note 8. Stockholders’ Deficit, page F-30
25.	Please refer to prior comment 63. Please update the option activity to the most recent practical date. We note that you have not disclosed an estimated offering price. Be advised that we are deferring final evaluation until the estimated offering price is specified.
No option or share grants have occurred since the date of the our last response to the date of this letter. Please refer to our discussion on the reasons for the difference in weighted average exercise prices through August 2007 under Determination of Stock Based Compensation under the Critical Accounting and Significant Judgments and Estimates section of Management’s Discussion and Analysis. The offering range has not yet been determined and will be included in a future amendment. For purposes of responding to comment 25, however, the underwriters have confidentially advised the Company that, based on current market conditions, they presently expect the estimated offering range to be between $4.42 and $5.47 per share prior to giving effect to a reverse stock split that the Company expects to implement prior to closing the offering. The reasons for the difference in the weighted average exercise of $3.67 in August 2007 to the estimated offering price range of $4.42 to $5.47 per share (unadjusted for any contemplated reverse split) are as follows:
•	Since August 2007, we have installed three new customer sites (a 75% increase in our installed base).

•	The monthly utilization of our installed base of Haptic Guidance System units has increased in the fourth quarter to date resulting in an increase in the average MAKOplasty procedures performed per month.

•	We have continued to develop our sales pipeline of potential Haptic Guidance System customers.

•	We have made progress in our research and development activities for the release of future MAKO products.

•	Given the risks and volatility in the equity markets and the timing of the planned IPO, management believed it was appropriate in August 2007 to include a discount from the estimated IPO pricing in its option pricing to reflect our status as a private company until completion of the planned IPO.
*     *     *     *
     If the Staff has any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (954) 927-2044.
Sincerely,
/s/ Maurice R. Ferré, M.D.